Einstok Beer Company



ANNUAL REPORT

12100 Wilshire Boulevard, 8th Flor

Los Angeles, CA 90025

0

www.EinstokBeer.com

This Annual Report is dated April 10, 2025.

BUSINESS

Einstök Beer Company ("Einstök " or the "Company") is a global, premium craft beer brand. We started creating award-winning Icelandic ales at a small brewery located in Akureyri, Iceland, starting in 2011. Today, we enjoy distribution from Asia to the U.S. (23 states), and parts of Europe. Our White Ale is the #2 Belgian style wit beer sold in US retail stores according to industry sales data aggregator IRI. Einstök enjoys a customer base that is wide and eclectic. With a taste of Iceland's allure and promise of adventure in every glass, our ales and lagers transcend generational stereotypes and appeal to the Modern Viking in everyone.

Getting our delicious beer from Iceland to various points around the globe required Einstök to develop and maintain solid relationships with freight forwarders.

Einstök Beer Company was initially organized as Einstök Beer Company, LP, a California Limited Partnership on September 22, 2010, and converted to a Delaware corporation on January 24, 2022. Its wholly owned subsidiary, Einstök Olgerd ehf, acts as our global base in Iceland and was established and registered on August 9, 2013.

Due to the Covid-19 pandemic and subsequent supply chain and logistics challenges, including ocean freight rates 3 times the average cost and transit times that were extending out to as long as five months, we made the strategic decision in late 2023 to move production for the U.S. market from Iceland to Stratford, CT, where we established an alternating proprietorship with an outstanding brewery, i.e., Two Roads Beer Company.

Previous Offerings

Einstök Beer issued 9,000,450 shares in 2022.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

* Total sales for 2024 were down 17% to $3,186,005 versus 2023 due in large part to the decline in sales to European and Asian market. Total U.S. sales were down slightly compared to 2023 due to a contraction in the overall craft beer space.

* Total COGS were reduced almost 30% over 2023 due to significantly reduced freight costs coupled with savings directly related to producing Einstök domestically in the U.S.

* Total Gross Margin was up by almost 50% over 2023 despite the decline in total gross revenues.

* Total G&A expenses continued to be reduced in 2024 compared to 2023 and Net Income increased by 74% over 2023's results. Our hope at the start of the year was to end it on a positive note. However, due to an accounting issue with how inventory was being recorded, we had to take a one-time write-down resulting in a loss for the year of $20,460.

*We did incur some extra-ordinary non-recurring expenses in connection with terminating unfavorable distribution arrangements in the U.K. and in the New York City market. We announced new distribution partnerships throughout New York State that we believe will be productive in generating revenues and profitability.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $89,038.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Ellen Trujillo
Amount Owed: $120,000.00
Interest Rate: 8.0%
Maturity Date: December 31, 2026

Creditor: Coca-Cola European Partners
Amount Owed: $1,000,000.00
Interest Rate: 1.0%
Maturity Date: December 31, 2025

Creditor: Laura Sue Weiss
Amount Owed: $370,000.00
Interest Rate: 8.0%
Maturity Date: December 31, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David R. Altshuler
David R. Altshuler's
positions and offices currently held with the issuer:
Position: CEO and CFO
Dates of Service: January, 2022 - Present
Responsibilities: Overall management/supervision of the business affairs of the Corporation.
Mr. Altshuler is not currently being paid a salary but holds equity of 24.95% of the outstanding issued shares.

• Position: Chairman of the Board and Director
Dates of Service: January, 2022 - Present
Responsibilities: Preside at meetings of the Board which shall monitor the business affairs of the Company and its officers in the discharge of their responsibility as officers.

Other business experience in the past three years:
• Employer: David R. Altshuler, a law corporation
Title: President
Dates of Service: December, 2017 - Present
Responsibilities: Perform legal services to clients of such corporation.

Name: Kimberly A. Hoffman
Kimberly A. Hoffman's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Senior Vice President and Director
Dates of Service: January, 2022 - Present
Responsibilities: Supervise all operations of the Company, i.e., logistics, order processing and finance

• Position: Sr. Vice President, Operations
Dates of Service: November, 2011 - Present
Responsibilities: Oversee all customer order logistics, update budgets and forecasts, including cash flow projections and demand planning. Ms. Hoffman receives a salary of $98,700

Other business experience in the past three years:
• Employer: Einstök Beer Company LP
Title: VP - Operations
Dates of Service: November, 2011 - Present
Responsibilities: Supervise operations of the company, i.e., logistics, order processing, accounting functions, etc.

Name: Justin R. Dearborn
Justin R. Dearborn's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Vice President - National Sales
Dates of Service: December, 2014 - Present
Responsibilities: Supervise all regional sales executives, maintain relationships with distribution partners, participate in coordinating product demand planning, etc. Mr. Dearborn's annual compensation is $95,000.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Stockholder Name: David R. Altshuler as trustee of the David R. Altshuler and Linda M. Sherman Family Trust
Amount and nature of Beneficial ownership: 2,245,500
Percent of class: 24.95

Title of class: Common Stock
Stockholder Name: Katie Sichterman as Trustee of the John and Katie Sichterman Family Trust
Amount and nature of Beneficial ownership: 1,910,700
Percent of class: 21.225

RELATED PARTY TRANSACTIONS

• Name of Entity: Einstök Olgerd
Names of 20% owners: David Altshuler / Altshuler Family Trust & The John & Katie Sichterman Family Trust
Relationship to Company: Wholly owned subsidiary
Nature / amount of interest in the transaction: Einstök Beer Company made an initial payment to fund operations of Einstök Olgerd -- a wholly owned company whose location is in Reykjavik Iceland.
Material Terms: None

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.
• Common Stock
The amount of security authorized is 11,000,000 with a total of 9,000,450 outstanding.
Voting Rights
Vote on all matters requiring shareholder votes. Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the books of the Corporation.
Material Rights
The total number of shares outstanding on a fully diluted basis is 9,000,450 shares of Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our business projections are only projections. There can be no assurance that the Company will achieve our goals. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide a flow of products at a level that allows the Company to make a profit and still attract business. Any valuation of the Company at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the 12 months following investors' initial investment there were restrictions on how investors could resell the securities purchased. Since the date of the offering, there is still no established resale market for the Company's securities and there may never be one. As a result, if investors want to sell these securities, investors may not be able to find a buyer. The Company may be acquired by an existing player in the beer industry at some point in time. However, that event may never happen, or it may happen at a price that results in investors losing money on an investment in the Company's securities. Management Discretion as to Use of Proceeds. Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of the original Offering. The use of proceeds as described in the offering was an estimate based on the then current business plan. Ultimately, the Company may have found it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another. The Company had broad discretion in doing so. Projections: Forward Looking Information - Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. You trust that management will make the best decision for the company. You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. We face significant market competition. We will compete with larger, established companies who currently have beer and related products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will introduce competing products at lower prices to consumers that will make our beer products less desirable. It should be assumed that competition will continue to exist over time. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, key/national account management, marketing, operations, finance, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent on recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business. We rely on third parties to provide a variety of essential business functions for us, including manufacturing of our beer, shipping, and distribution. It is possible that some of these third parties may fail to adequately perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses even though we are sometimes covered against such losses by resorting to our insurance coverages for such losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, the fair market value of your investment could be adversely impacted by our reliance on third parties and their performance. General Risk - There is no guaranty that the Company will be able to achieve its objectives in the continued growth of its business without the need for further capital. If such further capital proves to be unavailable, or is available but only on a limited basis on unfavorable terms, then the Company may not be able to continue operations or may only be able to operate on a limited basis, which may prevent the Company from achieving its goals. In addition, competition within the beverage industry, in general, and in the beer sector, has intense competition from other brands and continued expansion from new brands. Although the Company offers a premium imported product from Iceland, and the only broadly distributed craft beer distributed from Asia, to the U.S. and to Europe, there is no assurance that the Company will be able to compete effectively against other craft beer companies, especially as the larger beer brands (e.g., Miller-Coors, Budweiser, etc.) continue to acquire smaller brands and use their distribution networks to compete. Such competition may adversely affect the ability of the Company to compete and to meet its business objectives. The Company may be adversely affected by general economic or market conditions as experienced as a result of the global pandemic, e.g., increases in global ocean freight costs and delays in transit times for goods being shipped from Iceland to the Company's various global markets. A downturn or contraction in the beer industry may prevent the company from achieving its business goals which would have a material adverse effect on the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 10, 2025.

Einstok Beer Company

By /s/ *kimberly hoffman*

      Name: einstok beer company

      Title: svp operatons, corporate secretary

Exhibit A

FINANCIAL STATEMENTS

DESCRIPTION OF BUSINESS

Einstök Beer Company ("Einstök " or the "Company") is a global, premium craft beer brand. We started creating award-winning Icelandic ales at a small brewery located in Akureyri, Iceland, starting in 2011. Today, we enjoy distribution from Asia to the U.S. (23 states), and parts of Europe. Our White Ale is the #2 Belgian style wit beer sold in US retail stores according to industry sales data aggregator IRI. Einstök enjoys a customer base that is wide and eclectic. With a taste of Iceland's allure and promise of adventure in every glass, our ales and lagers transcend generational stereotypes and appeal to the Modern Viking in everyone.

Getting our delicious beer from Iceland to various points around the globe required Einstök to develop and maintain solid relationships with freight forwarders.

Einstök Beer Company was initially organized as Einstök Beer Company, LP, a California Limited Partnership on September 22, 2010, and converted to a Delaware corporation on January 24, 2022. Its wholly owned subsidiary, Einstök Olgerd ehf, acts as our global base in Iceland and was established and registered on August 9, 2013.

Due to the Covid-19 pandemic and subsequent supply chain and logistics challenges, including ocean freight rates 3 times the average cost and transit times that were extending out to as long as five months, we made the strategic decision in 2023 to move production for the U.S. market from Iceland to Stratford, CT, where we established an alternating proprietorship with an outstanding brewery, i.e., Two Roads Beer Company.

PREVIOUS OFFERING

Einstök Beer issued 1,000,000 shares in 2022.

RISK FACTORS

Our business projections are only projections. There can be no assurance that the Company will achieve our goals. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide a flow of products at a level that allows the Company to make a profit and still attract business.

Any valuation of the Company at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the 12 months following investors' initial investment there were restrictions on how investors could resell the securities purchased. Since the date of the offering, there is still no established resale market for the Company's securities and there may never be one. As a result, if investors want to sell these securities, investors may not be able to find a buyer. The Company may be acquired by an existing player in the beer industry at some point in time. However, that event may never happen, or it may happen at a price that results in investors losing money on an investment in the Company's securities.

Management Discretion as to Use of Proceeds. Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of the original Offering. The use of proceeds as described in the offering was an estimate based on the then current business plan. Ultimately, the Company may have found it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another. The Company had broad discretion in doing so.

Projections: Forward Looking Information - Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

You trust that management will make the best decision for the company. You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

We face significant market competition. We will compete with larger, established companies who currently have beer and related products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will introduce competing products at lower prices to consumers that will make our beer products less desirable. It should be assumed that competition will continue to exist over time.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, key/national account management, marketing, operations, finance, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent on recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business. We rely on third parties to provide a variety of essential business functions for us, including manufacturing of our beer, shipping, and distribution. It is possible that some of these third parties may fail to adequately perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses even though we are sometimes covered against such losses by resorting to our insurance coverages for such losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, the fair market value of your investment could be adversely impacted by our reliance on third parties and their performance.

General Risk - There is no guaranty that the Company will be able to achieve its objectives in the continued growth of its business without the need for further capital. If such further capital proves to be unavailable, or is available but only on a limited basis on unfavorable terms, then the Company may not be able to continue operations or may only be able to operate on a limited basis, which may prevent the Company from achieving its goals. In addition, competition within the beverage industry, in general, and in the beer sector, has intense competition from other brands and continued expansion from new brands. Although the Company offers a premium imported product from Iceland, and the only broadly distributed craft beer distributed from Asia, to the U.S. and to Europe, there is no assurance that the Company will be able to compete effectively against other craft beer companies, especially as the larger beer brands (e.g., Miller-Coors, Budweiser, etc.) continue to acquire smaller brands and use their distribution networks to compete. Such competition may adversely affect the ability of the Company to compete and to meet its business objectives. The Company may be adversely affected by general economic or market conditions as experienced as a result of the global pandemic, e.g., increases in global ocean freight costs and delays in transit times for goods being shipped from Iceland to the Company's various global markets. A downturn or contraction in the beer industry may prevent the company from achieving its business goals which would have a material adverse effect on the Company.

OPERATING RESULTS – 2024 COMPARED TO 2023 (from investor report)
* Total sales for 2024 were down 17% to $3,186,005 versus 2023 due in large part to the decline in sales to European and Asian market. Total U.S. sales were down slightly compared to 2023 due to a contraction in the overall craft beer space.

* Total COGS were reduced almost 30% over 2023 due to significantly reduced freight costs coupled with savings directly related to producing Einstök domestically in the U.S.

* Total Gross Margin was up by almost 50% over 2023 despite the decline in total gross revenues.

* Total G&A expenses continued to be reduced in 2024 compared to 2023 and Net Income increased by 74% over 2023's results. Our hope at the start of the year was to end it on a positive note. However, due to an accounting issue with how inventory was being recorded, we had to take a one-time write-down resulting in a loss for the year of $20,460.

*We did incur some extra-ordinary non-recurring expenses in connection with terminating unfavorable distribution arrangements in the U.K. and in the New York City market. We announced new distribution partnerships throughout New York State that we believe will be productive in generating revenues and profitability.

DEBT

Creditor: Ellen Trujillo
Amount Owed: $120,000.00
Interest Rate: 8.0%
Maturity Date: December 31, 2026

Creditor: Coca-Cola European Partners
Amount Owed: $1,000,000.00
Interest Rate: 1.0%
Maturity Date: December 31, 2025

Creditor: Laura Sue Weiss
Amount Owed: $370,000.00
Interest Rate: 8.0%
Maturity Date: December 31, 2025

DIRECTORS AND OFFICERS
Name: David R. Altshuler
David R. Altshuler's
positions and offices currently held with the issuer:
Position: CEO and CFO
Dates of Service: January, 2022 - Present
Responsibilities: Overall management/supervision of the business affairs of the Corporation.
Mr. Altshuler is not currently being paid a salary but holds equity of 24.95% of the outstanding
issued shares.

- **Position:** Chairman of the Board and Director
Dates of Service: January, 2022 - Present
Responsibilities: Preside at meetings of the Board which shall monitor the business affairs of the
Company and its officers in the discharge of their responsibility as officers.

Other business experience in the past three years:
- **Employer:** David R. Altshuler, a law corporation
Title: President
Dates of Service: December, 2017 - Present

Responsibilities: Perform legal services to clients of such corporation.

Name: Kimberly A. Hoffman
Kimberly A. Hoffman's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
- **Position:** Senior Vice President and Director

Dates of Service: January, 2022 - Present
Responsibilities: Supervise all operations of the Company, i.e., logistics, order processing and finance

- **Position:** Sr. Vice President, Operations

Dates of Service: November, 2011 - Present
Responsibilities: Oversee all customer order logistics, update budgets and forecasts, including cash flow projections and demand planning. Ms. Hoffman receives a salary of $98,700

Other business experience in the past three years:
- **Employer:** Einstök Beer Company LP

Title: VP - Operations
Dates of Service: November, 2011 - Present
Responsibilities: Supervise operations of the company, i.e., logistics, order processing, accounting functions, etc.

Name: Justin R. Dearborn
Justin R. Dearborn's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
- **Position:** Vice President - National Sales

Dates of Service: December, 2014 - Present
Responsibilities: Supervise all regional sales executives, maintain relationships with distribution partners, participate in coordinating product demand planning, etc. Mr. Dearborn's annual compensation is $95,000.

PRINCIPAL SECURITIES HOLDERS
Stockholder Name: David R. Altshuler as trustee of the David R. Altshuler and Linda M. Sherman Family Trust
Amount and nature of Beneficial ownership: 2,245,500
Percent of class: 24.95

Title of class: Common Stock
Stockholder Name: Katie Sichterman as Trustee of the John and Katie Sichterman Family Trust
Amount and nature of Beneficial ownership: 1,910,700
Percent of class: 21.225

RELATED PARTY TRANSACTIONS
▢ **Name of Entity:** Ellen Trujillo
Relationship to Company: Family member
Nature / amount of interest in the transaction: Ellen Trujillo is David Altshuler's sister. She loaned Einstök $120,000 at 8% interest.
Material Terms: None

☐ Name of Entity: Einstök Olgerd

Names of 20% owners: David Altshuler / Altshuler Family Trust & The John & Katie Sichterman Family Trust

Relationship to Company: Wholly owned subsidiary

Nature / amount of interest in the transaction: Einstök Beer Company made an initial payment to fund operations of Einstök Olgerd -- a wholly owned company whose location is in Reykjavik Iceland.

Material Terms: None

OUR COMPANY SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

- **Common Stock**

The amount of security authorized is 11,000,000 with a total of 9,000,450 outstanding.

Voting Rights

Vote on all matters requiring shareholder votes. Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the books of the Corporation.

Material Rights

The total number of shares outstanding on a fully diluted basis is 9,000,450 shares of Common Stock.

Einstok Beer Company

Balance Sheet

As of December 31, 2024

	JAN - DEC 2024	
	CURRENT	AS OF DEC 31, 2023 (PY)
ASSETS		
Current Assets		
Bank Accounts		
WF Checking x9203	89,038.33	224,375.12
WF EU Business x2185 (LP)	494.61	494.61
_Iceland EU Acct-Arion Bank	583.27	14,339.91
_PayPal	947.75	803.52
_PayPal - CHF	43.21	
_PayPal - EUR	214.61	276.92
_PayPal - GBP	42.36	34.76
_Wash Account	0.00	
Total Bank Accounts	**$91,364.14**	**$240,324.84**
Accounts Receivable		
Accounts receivable (A/R)	237,677.80	0.00
Accounts Receivable (A/R) - EUR	0.00	
Accounts Receivable-NS	0.00	200,959.92
Total Accounts Receivable	**$237,677.80**	**$200,959.92**
Other Current Assets		
Inventory Asset	186,821.38	
Inventory in Transit-NS	0.00	8.80
Inventory-NS	0.00	160,134.06
Keg Deposits	0.00	0.00
Note Receivable-EBC LP	0.00	0.00
NS to QBO Exchange Asset	0.00	0.00
Undeposited Funds	0.00	0.00
Total Other Current Assets	**$186,821.38**	**$160,142.86**
Total Current Assets	**$515,863.32**	**$601,427.62**
Other Assets		
Cash Reserve from StartEngine Seed Series	0.00	0.00
Distribution Rights	127,698.61	
Investment Einstok Olgerd	39,081.00	39,081.00
Security Deposit	4,189.50	4,189.50
Seed Series/Financing Costs	120,766.31	120,766.31
_Accum Amortization	-11,048.00	-11,048.00
Total Other Assets	**$280,687.42**	**$152,988.81**
TOTAL ASSETS	**$796,550.74**	**$754,416.43**

Einstok Beer Company

Balance Sheet

As of December 31, 2024

	JAN - DEC 2024	
	CURRENT	AS OF DEC 31, 2023 (PY)
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P) - EUR	51,325.87	26,324.94
Accounts Payable (A/P) - GBP	0.00	0.00
Accounts Payable (A/P) - ISK	74.14	74.14
Accounts Payable-USD	138,131.26	175,462.07
Total Accounts Payable	**$189,531.27**	**$201,861.15**
Credit Cards		
American Express x21003	1,800.00	4,996.70
American Express x94000	461.95	
Wells Fargo CC x0504 (DAI)	0.00	179.34
Wells Fargo CC x3323 (BAI)	0.00	0.00
Wells Fargo CC x8210 (VJo)	0.00	0.00
Wells Fargo CC x9660 (JDe)	80.05	403.11
Wells Fargo CC x9742 (KHo)	-145.75	506.10
Total Credit Cards	**$2,196.25**	**$6,085.25**
Other Current Liabilities		
401k Liability	0.00	0.00
Accrued Purchases	160,904.99	160,904.99
Loan from Shareholder-DA	7,110.58	0.00
Note Payable-EBC LLC	0.00	0.00
NS to QBO Exchange Liability	0.00	0.00
UB Distributors Liability	71,702.70	
Total Other Current Liabilities	**$239,718.27**	**$160,904.99**
Total Current Liabilities	**$431,445.79**	**$368,851.39**
Long-Term Liabilities		
Loans Payable		
Loan Payable-EAT	120,000.00	120,000.00
Loan Payable-LSW	350,000.00	350,000.00
Total Loans Payable	**470,000.00**	**470,000.00**
Total Long-Term Liabilities	**$470,000.00**	**$470,000.00**
Total Liabilities	**$901,445.79**	**$838,851.39**
Equity		
Accumulated Deficit	-399,451.91	-399,451.91
Opening balance equity	0.00	
Retained Earnings	-750,630.74	-208,053.98
Seed Series	1,065,647.69	1,065,647.69

Einstok Beer Company

Balance Sheet

As of December 31, 2024

	JAN - DEC 2024	
	CURRENT	AS OF DEC 31, 2023 (PY)
Net Income	-20,460.09	-542,576.76
Total Equity	**$ -104,895.05**	**$ -84,434.96**
TOTAL LIABILITIES AND EQUITY	**$796,550.74**	**$754,416.43**

Einstok Beer Company
Profit and Loss
January - December 2024

	Jan - Dec 2024	
	Current	**Jan - Dec 2023 (PY)**
Income		
Sales-Beer	0.00	
Domestic	3,121,422.83	3,453,078.18
Foreign	64,582.21	387,379.46
Total Sales-Beer	$ 3,186,005.04	$ 3,840,457.64
Sales-Products		
eCommerce Sales-Domestic	27,393.12	32,052.06
eCommerce Sales-Foreign	1,026.82	330.52
Glassware Income	864.00	408.00
Tap Handle Sales	2,604.00	4,440.00
Total Sales-Products	$ 31,887.94	$ 37,230.58
Shipping & Delivery Income	174.57	476.86
Total Income	$ 3,218,067.55	$ 3,878,165.08
Cost of Goods Sold		
Customs Costs		5,077.50
Delivery & Trucking Costs	175,102.95	259,220.69
Federal Excise Tax	33,354.95	56,564.49
Freight Costs	3,895.60	141,629.47
Incoming Pallet Handling - LAK	40,972.00	
Incoming Pallet Storage - LAK	23,111.50	
Inventory Adjustments	4,148.61	351,286.95
Inventory Shrinkage	-7,148.75	
Keg Rentals	68,162.00	80,095.00
KeyKegs		6,177.98
Merchandise Production Cost	535.00	150.00
Pallets Cost	16,571.66	19,641.03
Product Cost	0.00	79,285.31
Item Fulfillment	511,141.72	
Product Cost-Cans	429,977.77	637,613.20
Product Cost-CCEP	50,515.73	474,924.89
Product Cost-Item Fulfillment	540,627.36	815,770.02
Product Cost-Packaging Materials	55,092.74	43,482.68
Product Cost-TRB	367,809.25	351,376.74
Total Product Cost	$ 1,955,164.57	$ 2,402,452.84
Spoilage & Expired Products	2,783.12	18,515.08
Tap Handle Cogs	6,588.68	9,726.16
Total Cost of Goods Sold	$ 2,323,241.89	$ 3,350,537.19
Gross Profit	$ 894,825.66	$ 527,627.89

Expenses

Amortization Expense				5,764.00
Auto Expense				
Car Payments (Employees)		5,622.36		5,622.36
Gas & Washes		1,076.13		1,820.92
Insurance		1,848.00		2,473.00
Lease Payments				10,000.00
Repairs & Maintenance		157.90		299.21
Total Auto Expense	$	8,704.39	$	20,215.49
Bank Service Charges				
Bank Fees		187.15		142.66
Foreign Transaction Fees		409.24		910.69
PayPal Currency Conversions		-48.31		
PayPal Fees		173.47		388.78
PayPal Fees-Foreign		24.10		18.84
QuickBooks Payments Fees		207.11		43.51
Total Bank Service Charges	$	952.76	$	1,504.48
Computer & Internet Expenses				
Hardware		3,104.48		
Internet		2,106.01		1,859.76
Software		14,624.47		13,174.14
Total Computer & Internet Expenses	$	19,834.96	$	15,033.90
Data Processing				
Armadillo Insight		6,450.00		6,000.00
NetSuite		15,484.50		20,646.00
VIP		8,570.31		7,644.74
Total Data Processing	$	30,504.81	$	34,290.74
Dues & Subscriptions		2,770.20		3,142.21
Employee Benefits				
Health Insurance		21,430.08		28,418.80
Medical Reimbursments		20,102.31		1,271.94
Total Employee Benefits	$	41,532.39	$	29,690.74
Insurance				
General Liability		1,555.50		1,218.58
Ocean Marine		7,385.00		4,350.00
Workers Compensation		419.25		4,319.00
Total Insurance	$	9,359.75	$	9,887.58
Interest Expense				
Finance Charges		51.43		518.60
Loan Interest-EAT		9,600.00		9,600.00
Loan Interest-LSW		27,999.96		29,000.01
Total Interest Expense	$	37,651.39	$	39,118.61
Legal & Professional Fees				
401k Fees		1,117.30		1,284.09

Accounting		45,959.04		73,107.50
Legal Fees		26,434.92		4,877.81
Total Legal & Professional Fees	$	**73,511.26**	$	**79,269.40**
Licenses, Permits, Fees		13,004.36		22,410.24
Meals		917.50		1,132.85
Office Expense		3,776.29		4,023.54
Order Fulfillment				
Beer Order Handling		22,145.35		35,636.70
Merchandise Handling		7,407.12		8,134.94
Total Order Fulfillment	$	**29,552.47**	$	**43,771.64**
Outside Services				
Brand Ambassador				300.00
Compliance		2,800.00		
Marketing		82,085.43		100,459.16
Total Outside Services	$	**84,885.43**	$	**100,759.16**
Parking & Tolls		586.77		206.05
Payroll Expenses				
Salaries & Wages		194,212.28		219,235.21
Salaries & Wages-Bonuses		13,000.00		
_Payroll Processing Fees		957.02		1,435.51
_Payroll Tax Expense		17,034.58		21,681.58
Total Payroll Expenses	$	**225,203.88**	$	**242,352.30**
Penalties		256.14		
Postage & Delivery		361.81		314.50
Printing		657.86		2,087.62
Promotions & Marketing				
Advertising		8,889.82		38,427.96
Distributor Support		24,997.83		50,655.05
General Promotions & Marketing		41,975.08		36,680.80
Promo Merchandise		167.54		
Promotion & Sales Support		13,280.16		11,199.73
Total Promotions & Marketing	$	**89,310.43**	$	**136,963.54**
Recycling Fee				303.73
Rent Expense-Office		49,043.12		57,218.10
Repairs & Maintenance		0.00		
Research-Products & Venues		202.59		518.05
Sample Expense		9,327.44		10,321.41
Shipping				
Shipping-Additional Transporation		56,800.00		46,900.00
Shipping-eCommerce		9,364.06		16,515.43
Shipping-General		12,624.01		10,999.57
Total Shipping	$	**78,788.07**	$	**74,415.00**
Storage				
Beer Storage		40,665.00		51,850.00

Can Storage		3,390.00		
General Storage		980.99		
Merchandise Storage		2,735.00		3,592.50
Total Storage	$	**47,770.99**	$	**55,442.50**
Taxes				
Business Tax		782.71		
CA Import Tax		13,146.00		13,768.25
Foreign Taxes		117.89		72.64
State Tax		6,990.76		7,542.03
Total Taxes	$	**21,037.36**	$	**21,382.92**
Telephone				
Landline		2,249.17		2,147.90
Mobile		4,800.00		5,300.00
Total Telephone	$	**7,049.17**	$	**7,447.90**
Travel				
Agent Fees				1,153.89
Airfare		8,270.00		2,745.30
Ground Transporation		5,064.36		3,443.13
Hotels/Lodging		3,703.29		4,428.60
Total Travel	$	**17,037.65**	$	**11,770.92**
Website				
Design & Maintenance		10,816.25		8,245.49
Domains & Hosting		50.96		162.62
Total Website	$	**10,867.21**	$	**8,408.11**
Total Expenses	$	**914,458.45**	$	**1,039,167.23**
Net Operating Income	-$	**19,632.79**	-$	**511,539.34**
Other Income				
Interest Income				0.00
Interest Income-Foreign		535.86		
Total Other Income	$	**535.86**	$	**0.00**
Other Expenses				
Unrealized Gain or Loss		0.00		
Exchange Gain or Loss		873.44		28,795.82
Realized Gain/Loss		489.72		2,241.60
Total Other Expenses	$	**1,363.16**	$	**31,037.42**
Net Other Income	-$	**827.30**	-$	**31,037.42**
Net Income	-$	**20,460.09**	-$	**542,576.76**

Einstok Beer Company

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-20,460.09
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable (A/R)	-237,677.80
Accounts Receivable (A/R) - EUR	0.00
Accounts Receivable-NS	200,959.92
Inventory Asset	-186,821.38
Inventory in Transit-NS	8.80
Inventory-NS	160,134.06
Accounts Payable (A/P) - EUR	25,000.93
Accounts Payable-USD	-37,330.81
American Express x21003	-3,196.70
American Express x94000	461.95
Wells Fargo CC x0504 (DAl)	-179.34
Wells Fargo CC x3323 (BAl)	0.00
Wells Fargo CC x8210 (VJo)	0.00
Wells Fargo CC x9660 (JDe)	-323.06
Wells Fargo CC x9742 (KHo)	-651.85
Loan from Shareholder-DA	7,110.58
NS to QBO Exchange Liability	0.00
UB Distributors Liability	71,702.70
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-802.00**
Net cash provided by operating activities	**$ -21,262.09**
INVESTING ACTIVITIES	
Distribution Rights	-127,698.61
Net cash provided by investing activities	**$ -127,698.61**
FINANCING ACTIVITIES	
Opening balance equity	0.00
Net cash provided by financing activities	**$0.00**
NET CASH INCREASE FOR PERIOD	**$ -148,960.70**
Cash at beginning of period	240,324.84
CASH AT END OF PERIOD	**$91,364.14**

Einstok Beer Company

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-542,576.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable (A/R)	0.00
Accounts Receivable-NS	65,040.33
Inventory in Transit-NS	0.00
Inventory-NS	362,065.57
NS to QBO Exchange Asset	0.00
Seed Series/Financing Costs	-34,299.61
_Accum Amortization	5,764.00
Accounts Payable (A/P) - EUR	-297,228.94
Accounts Payable (A/P) - GBP	0.00
Accounts Payable-USD	85,373.85
American Express x21003	-27,747.11
Wells Fargo CC x0504 (DAl)	-77.56
Wells Fargo CC x3323 (BAl)	0.00
Wells Fargo CC x8210 (VJo)	0.00
Wells Fargo CC x9660 (JDe)	403.11
Wells Fargo CC x9742 (KHo)	13.88
401k Liability	0.00
Accrued Purchases	19,389.99
Loan from Shareholder-DA	0.00
NS to QBO Exchange Liability	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**178,697.51**
Net cash provided by operating activities	**$ -363,879.25**
INVESTING ACTIVITIES	
Cash Reserve from StartEngine Seed Series	42,730.83
Net cash provided by investing activities	**$42,730.83**
FINANCING ACTIVITIES	
Loans Payable:Loan Payable-LSW	-20,000.00
Seed Series	285,815.33
Net cash provided by financing activities	**$265,815.33**
NET CASH INCREASE FOR PERIOD	**$ -55,333.09**
Cash at beginning of period	295,657.93
CASH AT END OF PERIOD	**$240,324.84**

EINSTOK BEER COMPANY
STATEMENT OF STOCKHOLDERS EQUITY
2024 v 2023

	Common stock		Accumulated Deficit
	Shares	Amount	
Inception			
Issuance of common stock	1,000,000	1,068,701	
Conversion of limited partnership percentages	9,005,950		
Net income (loss)		-542,576	
31-Dec-23	10,005,950		($399,452)
Net income (loss)		-20,460	
31-Dec-24			($399,452)



From P&L

From balance sheet



NOTE 1 – NATURE OF OPERATIONS

Einstök Beer Company was formed on January 24, 2022 ("Inception") in the State of DE. The financial statements of Einstök Beer Company (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, CA.

Einstök Beer Company will continue to manufacture and distribute world-class, award-winning craft beer throughout the United States, Europe, and Asia.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.



Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from January 1st through December 31st when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.



NOTE 3 – DEBT

* Inventory – all inventory is paid when produced and we employ a just-in-time inventory strategy to ensure we have enough stock on hand to fulfill customer orders but not too much that the inventory sits unsold.
* Accrued Liabilities - we have no accrued liabilities other than two long-term loans totaling $470,000. These loans mature on December 31, 2026 unless modified by mutual agreement of the Company and the note holders.
* PP&E - we are a "virtual" beer company in that we do not own any property, manufacturing facilities or brewing equipment.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

* Contractual Obligations - we have renewed our alternating proprietorship contract with our brewery in Connecticut allowing us to continue bringing deliciously fresh beer to market much more quickly and efficiently.
*2025 Goals - our primary focus continues to be increasing our US distribution footprint, reducing costs and maximizing profits to enable us to pay off our long-term debt and continue expansion throughout the United States.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 1,000,000 shares of our common stock with par value of $.0001 per share. As of 12/31/24 the company has currently issued 9,000,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions of note to report.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through December 31, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.



I, David R. Altshuler, the President of Einstök Beer Company, hereby certify that the financial statements of Einstök Beer Company and notes thereto for the periods ending December 31, 2023 and December 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information which will be reported on our federal income tax returns.

For the year 2024 the amounts reported on our tax returns will be for total net income of -$20,460.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the March 6, 2025.

_____
 (Signature)

President_____
(Title)

Date: March 6, 2025

CERTIFICATION

I, kimberly hoffman, Principal Executive Officer of Einstok Beer Company, hereby certify that the financial statements of Einstok Beer Company included in this Report are true and complete in all material respects.

kimberly hoffman

svp operatons, corporate secretary